Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 16 DATED MARCH 14, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012, supplement no 13 dated February 14, 2012, supplement no. 14 dated February 17, 2012 and supplement no 15 dated March 8, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	the declaration of distributions for February through May 2012;

•	updated risks factors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2011; and

•
our audited financial statements and the notes thereto as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 and for the period from July 31, 2009 (Inception) to December 31, 2009.

Status of the Offering
We commenced this offering of 280,000,000 shares of common stock on March 12, 2010. As of March 6, 2012, we had sold 6,024,554 shares of common stock in this offering for gross offering proceeds of $60.0 million, including 59,897 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $0.6 million. Accordingly, as of March 6, 2012, there were 273,975,446 shares of common stock available for sale in this offering, including 79,940,103 shares under the dividend reinvestment plan.
Indebtedness
As of December 31, 2011, our total debt outstanding, excluding premium on notes payable, was $23.7 million and included a mortgage loan and a bridge loan. Our mortgage debt consisted of a $22.7 million variable rate mortgage loan maturing in February 2017 secured by Legacy at Valley Ranch. Our bridge loan of $1.0 million related to a fixed rate unsecured note payable to our advisor (the “Advisor Bridge Loan”) . As of December 31, 2011, our total liabilities were approximately 69% of the cost (before depreciation or other noncash reserves) of our tangible assets.
On February 9, 2012, in connection with the acquisition of Poplar Creek, we entered into a seven‑year multifamily note with CBRE Capital Markets, Inc. (CBRE) for borrowings of $20.4 million secured by Poplar Creek (the “Poplar Creek Mortgage Loan”).  The Poplar Creek Mortgage Loan matures on March 1, 2019 and bears interest at a fixed rate of 4.0%.  On March 7, 2012, we refinanced the debt secured by Legacy at Valley Ranch and entered into a seven‑year multifamily note with CBRE for borrowings of $32.5 million (the “Valley Ranch Mortgage Loan”).  The Valley Ranch Mortgage Loan matures on April 1, 2019 and bears interest at a fixed rate of 3.93%.  We used the proceeds from the Valley Ranch Mortgage Loan to repay in full an existing mortgage loan secured by Legacy at Valley Ranch with an outstanding principal balance of $22.6 million and to further enhance our liquidity.

Distributions Declared
On January 19, 2012, our board of directors declared distributions based on daily record dates for the period from February 1, 2012 through February 28, 2012, which we expect to pay in March 2012, and distributions based on daily record dates for the period from March 1, 2012 through March 31, 2012, which we expect to pay in April 2012. On March 8, 2012, our board of directors declared distributions based on daily record dates for the period from April 1, 2012 through April 30, 2012, which we expect to pay in May 2012, and distributions based on daily record dates for the period from May 1, 2012 through May 31, 2012, which we expect to pay in June 2012. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock.
Risk Factors
Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus.
Risks Related to an Investment in Us
Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount to their public offering price.
Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards and such sale complies with state and federal securities laws. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase our shares. Moreover, our share redemption program includes numerous restrictions that limit our stockholders’ ability to sell their shares to us and our board of directors could amend, suspend or terminate our share redemption program upon 30 days’ notice. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If our stockholders are able to sell their shares, they would likely have to sell them at a substantial discount to their public offering price. It is also likely that our stockholders’ shares will not be accepted as the primary collateral for a loan. Because of the illiquid nature of the shares, investors should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.
Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to secure debt financing on attractive terms and the values of the investments we make.
Despite improved access to capital for some companies, the capital and credit markets continue to be affected by the extreme volatility and disruption during the past several years.  The health of the global capital markets remains a concern.  The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized.  The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks.  Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses.  The FDIC’s list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.
Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked.  Liquidity in the global credit market has been severely reduced by market disruptions, and new lending is expected to remain subdued in the near term.  We intend to rely on debt financing to finance our properties. As a result of the credit market turmoil, we may not be able to obtain debt financing at attractive terms. As such, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reducing the number of acquisitions we would otherwise make. If the current debt market environment persists we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those higher yielding investments that do not require the use of leverage to meet our portfolio goals.

Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments.  Turmoil in the capital markets has constrained equity and debt capital available for investment in real estate, resulting in fewer buyers seeking to acquire properties and possible increases in capitalization rates and lower property values.  Furthermore, declining economic conditions could negatively impact real estate fundamentals and result in lower occupancy, lower rental rates and declining values in real estate that we may acquire. These could have the following negative effects on us:

•	the values of our investments in properties could decrease below the amounts we pay for such investments; and

•	revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing.
 We are a recently formed company with a limited operating history, which makes our future performance difficult to predict.
We are a recently formed company and have a limited operating history. We were incorporated in the State of Maryland on July 31, 2009. We broke escrow in this offering in December 2010. As of March 12, 2012, we owned two apartment community properties and have identified one additional asset to acquire. We cannot assure our stockholders that we will be able to operate our business successfully or implement our operating policies and strategies described in our prospectus. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our sponsors.
KBS REIT I was the first publicly offered investment program sponsored by our KBS sponsors. Our Legacy sponsors have not sponsored a publicly offered investment program during the last 15 years. The private KBS- and Legacy-sponsored programs were not subject to the up-front commissions, fees and expenses associated with a public offering nor all of the laws and regulations that will apply to us. For all of these reasons, our stockholders should be especially cautious when drawing conclusions about our future performance and they should not assume that it will be similar to the prior performance of other KBS- or Legacy-sponsored programs. Our limited operating history and the differences between us and the private KBS- and Legacy-sponsored programs significantly increase the risk and uncertainty our stockholders face in making an investment in our shares.
Risks Related to Conflicts of Interest
Because other real estate programs sponsored by our sponsors and offered through our dealer manager may conduct offerings concurrently with our offering, our sponsors and our dealer manager will face potential conflicts of interest arising from competition among us and these other programs for investors and investment capital, and such conflicts may not be resolved in our favor.
Our advisor is also the external advisor of KBS REIT III and KBS Strategic Opportunity REIT, which are raising capital in ongoing public offerings of common stock. KBS Capital Markets Group, the affiliated dealer manager of our KBS sponsors and the dealer manager for our offering, also acts as the dealer manager for the KBS REIT III and KBS Strategic Opportunity REIT offerings. In addition, other future programs that our sponsors may decide to sponsor may seek to raise capital through public offerings conducted concurrently with our offering. As a result, our sponsors and our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsors generally seek to avoid simultaneous public offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and key investment objectives. Nevertheless, there may be periods during which one or more programs sponsored by our sponsors will be raising capital and which might compete with us for investment capital. Such conflicts may not be resolved in our favor and our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment in our shares.

Risks Related to Our Corporate Structure
Our stockholders’ investment return may be reduced if we are required to register as an investment company under the Investment Company Act of 1940, as amended; if we or our subsidiaries become an unregistered investment company, we could not continue our business.
Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.
 Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•
is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Depending on the nature of our portfolio, we believe that we and our Operating Partnership may be able to satisfy both tests above. With respect to the 40% test, we expect that most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).
With respect to the primarily engaged test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.
We expect that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.
If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are “primarily engaged,” through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.
Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.
If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.
Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.
Our share redemption program includes numerous restrictions that limit our stockholders’ ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder’s death or “qualifying disability” or “determination of incompetence.” We limit the number of shares redeemed pursuant to the share redemption program as follows: (1) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (2) during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect to declare distributions only when our board of directors determines we have sufficient cash flow. Particularly during our offering stage, we may not have significant cash flow to pay distributions, which would in turn severely limit redemptions during the next calendar year. Our board would be free to amend, suspend or terminate the share redemption program upon 30 days’ notice.
The prices at which we will initially redeem shares under the program are as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.
Notwithstanding the above, once we establish an estimated value per share of our common stock that is not based on the price to acquire a share in our primary offering or a follow-on public offering, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings - and have not done so for up to 18 months. These restrictions would severely limit our stockholders’ ability to sell their shares should they require liquidity and would limit their ability to recover the value they invested.

Because the offering price in this offering exceeds our net tangible book value per share, investors in our offering will experience immediate dilution in the net tangible book value of their shares.
We are currently offering shares in this offering at $10.00 per share, with discounts available to certain categories of purchasers. Our current offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) the substantial fees paid in connection with our initial public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments and (iii) general and administrative expenses. As of December 31, 2011, our net tangible book value per share was $7.36. To the extent we are able to raise substantial proceeds in this offering, the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization of our real estate investments.
Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, the factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in our offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.
We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.
To assist FINRA members and their associated persons that participate in our initial public offering of common stock, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, our advisor estimated the value of our common stock as $10.00 per share as of December 31, 2011. The basis for this valuation is the fact that the current public offering price of our shares of common stock in our primary public offering is $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in our public offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through our initial public offering or follow-on public offerings - and have not done so for up to 18 months. We currently expect to update the estimated value per share every 12 to 18 months thereafter. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of our initial public offering. Our charter does not restrict our ability to conduct equity offerings in the future. For purposes of determining when our offering stage is complete, we do not consider a public equity offering to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.
Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary public offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon our liquidation because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.
The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.
Under our share redemption program, shares currently may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the program). The current maximum price that may be paid under the program is $10.00 per share, which is the offering price of our shares of common stock in our primary public offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our shares of common stock as disclosed to assist FINRA members and their associated persons that participate in our public offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary public offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.
General Risks Related to Investments in Real Estate
We depend on tenants for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders is dependent upon the ability of the tenants of our properties to generate enough income to pay their rents in a timely manner. Non-renewals, terminations or lease defaults could reduce our net income and limit our ability to make distributions to our stockholders.
The underlying value of our properties and the ability to make distributions to our stockholders depend upon the ability of the tenants of our properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. Tenants’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our tenants’ ability to make lease payments. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. We may be unable to re-lease the property for the rent previously received. We may be unable to sell a property with low occupancy without incurring a loss. These events and others could cause us to reduce the amount of distributions we make to stockholders and the value of our stockholders’ investment to decline.
Risks Associated with Debt Financing
We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment.
Our policies do not limit us from incurring debt until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation or other noncash reserves) and we may exceed this limit with the approval of the conflicts committee of our board of directors. As of December 31, 2011, our total liabilities were approximately 69% of the cost (before depreciation or other noncash reserves) of our tangible assets. During the early stages of this offering, we expect that our conflicts committee will approve debt in excess of this limit. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders’ investment.

Federal Income Tax Risks
To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.
To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our taxable income, excluding capital gains. We will be subject to regular corporate income taxes on the undistributed income to the extent that we distribute less than 100% of our REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid (or deemed paid) by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to redeem our shares generally are not taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.
If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.
In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimus exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.
If certain sale-leaseback transactions are not characterized by the IRS as “true leases,” we may be subject to adverse tax consequences.
We may purchase investments in properties and lease them back to the sellers of these properties. If the IRS does not characterize these leases as “true leases,” we would not be treated as receiving rents from real property with regard to such leases which could affect our ability to satisfy the REIT gross income tests.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2011 and 2010 and for the period from July 31, 2009 (Inception) to December 31, 2009, and the accompanying financing statement schedules, all included in this supplement.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in this prospectus supplement and in the prospectus.
Overview
We were formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2010 and intend to operate in such a manner. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner.
We intend to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. We expect that our portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2011, we owned a 504-unit apartment complex located in Irving, Texas.

KBS Capital Advisors LLC (“KBS Capital Advisors”) is our advisor. As our advisor, KBS Capital Advisors is responsible for managing our day-to-day operations and our portfolio of real estate assets. Subject to the terms of the advisory agreement between KBS Capital Advisors and us, KBS Capital Advisors delegates certain advisory duties to a sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), which is a joint venture among KBS Capital Advisors and Legacy Partners Residential Realty LLC. Notwithstanding such delegation to the Sub-Advisor, KBS Capital Advisors retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement. KBS Capital Advisors makes recommendations on all investments to our board of directors. A majority of our board of directors, including a majority of our independent directors acting through the conflicts committee, approves our property and real estate-related investments. KBS Capital Advisors, either directly or through the Sub-Advisor, will also provide asset-management, marketing, investor-relations and other administrative services on our behalf. The Sub-Advisor owns 20,000 shares of our common stock. We have no paid employees.
On August 19, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares would be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on March 12, 2010 and we retained KBS Capital Markets Group LLC (“KBS Capital Markets Group”), an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in this offering. We intend to use substantially all of the net proceeds from this offering to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States as described above.
As of December 31, 2011, we had sold 4,687,212 shares of common stock in this offering for gross offering proceeds of $46.6 million, including 36,849 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $0.4 million.
Market Outlook ─ Multi-Family Real Estate and Finance Markets
The Great Recession of 2008 - 2009 resulted in significant job losses, which had an adverse effect on multifamily real estate. Vacancies increased to record highs and rents decreased as owners sought to retain existing residents and attract new residents. Rising capitalization rates, in addition to declining rents, caused values to decline. In contrast, 2010 exhibited positive signs that multifamily real estate had begun a solid recovery. Vacancy declined, rents increased, and capitalization rates decreased. These positive trends continued throughout 2011.
According to the U.S. Bureau of Labor Statistics (BLS), approximately 8.7 million jobs were lost in the U.S. from December 2007 through December 2009 as a result of the Great Recession. Since 2009, employment has increased by over 2.6 million jobs (through December 2011). The BLS also reported that the unemployment rate peaked in 2009 at 10.0%. The unemployment rate was down to 9.4% by the end of 2010 and, as of December 2011, it was 8.5%.
REIS, Inc. reported that apartment vacancies in the U.S. were 8.0% at the end of 2009. By the end of 2010, apartment vacancies had declined to 6.6%, and they continued to decline in 2011, ending the year at 5.2% (REIS, Inc. — “Apartment First Glance,” 2011 Quarter 4). REIS also reported that effective rents for apartments were up by 2.3% in 2010, in contrast to the decline in effective rents of 2.9% in 2009. Effective rents continued to grow in 2011 at an annualized rate of 2.3%.
Multifamily capitalization rates in the U.S. averaged 7.2% in December 2009 according to Real Capital Analytics (“RCA Historical Statistics by Month”). According to Witten Advisors, capitalization rates were 5.8% in the third quarter of 2011.

In the medium- and long-term, we believe the prospects for multifamily real estate investment are promising. We expect several positive demographic trends, as noted below, will drive the demand for multifamily housing throughout this decade.

•	U.S. population growth — The U.S. Census Bureau projects that the U.S. population will increase by approximately 37 million (12%) between 2008 and 2020, predominantly in the West and South.

•
Immigration — Foreign-born renters represented 18.9% of all renters in 2010. (U.S. Census Bureau, “2010 American Community Survey”). According to the U.S. Census Bureau, immigration is expected to add about 1.4 million individuals per year to the U.S. population. This immigration-driven increase in population, when combined with the natural U.S. population increase, will increase the demand for all types of housing, including apartments, over the next decade.

•
Echo Boom — The children of the Baby Boom generation, dubbed the Echo Boomers, will increase the prime rental age group, 20 to 34 year olds, by 4 million, to 68 million and it will remain at that elevated level through 2020 according to the U.S. Census Bureau.

•
Baby Boom — The population of people aged 50 to 64 is expected to increase by nearly 8.4 million between 2008 and 2018 (U.S. Census Bureau Population Forecast). These Baby Boomers generally have enough income to purchase a home but are increasingly choosing to downsize. Those Baby Boomers who choose to downsize generally prefer the conveniences of apartments, particularly those in urban infill locations.

•
Housing Shift — More people are choosing to rent, as opposed to own, their home. According to the U.S. Census Bureau, the percentage of people that rent their housing in the United States has increased from 31.0% in fourth quarter 2005, to 33.7% in the third quarter of 2011. This equates to approximately 3.0 million additional renter households in the U.S., according to Witten Advisors, over that time period.

Other positive factors for multifamily real estate investment include:

•
Diminished supply — According to Witten Advisors (“United States,” Fourth Quarter 2011), multifamily rental construction starts in the U.S. were 104,200 units in 2010, a small increase over the 50-year low mark of 97,600 units started in 2009, and are projected to be 150,000 units in 2011, which is still well below the approximately 250,000 starts a year average between 1997 and 2006. Multifamily rental construction starts are expected to remain below the number of units needed to support the growing U.S. population and the demands of the Echo and Baby Boomers for several years.

•
Availability of Debt Capital — Although there has been a tightening of lending standards for multifamily real estate, capital has remained readily available for the multifamily sector, which is in stark contrast to other commercial real estate sectors. This is in part due to the lower risk of multifamily investments as compared to the other primary property types and the continued support of government sponsored entities such as Fannie Mae, Freddie Mac, and the Federal Housing Administration.

•
Maturing loans — More than $400 billion of multifamily loans are expected to mature from 2011 to 2015 (Marcus & Millichap Research Services June 2011). We believe these loan maturities will provide opportunities to purchase properties from sellers in need of liquidity or those faced with repayment deadlines.

Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.
On December 9, 2010, we broke escrow in this offering and through December 31, 2011 we had sold 4,687,212 shares for gross offering proceeds of $46.6 million, including 36,849 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $0.4 million. If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more widely with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations or out of net cash proceeds from the sale of properties.

As of December 31, 2011, we owned one apartment complex. Our operating cash needs were met through cash flow generated by our real estate investment and proceeds from this offering.
Our investment in real estate generates cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investment is primarily dependent upon the occupancy level of our property, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2011, our real estate property investment was 96% occupied.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
As of December 31, 2011, our total debt outstanding, excluding premium on notes payable, was $23.7 million. Once we have fully invested the proceeds of the offering, we expect that our debt financing and other liabilities will be between 50% and 65% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. Due to borrowings we made during the year ended December 31, 2010, we exceeded our charter limitation on borrowing during the first quarter, second quarter and a portion of the third quarter of 2011. The conflicts committee approved the borrowings and determined that the excess leverage was justified for the following reasons:

•	the borrowings enabled us to purchase an asset and earn rental and interest income more quickly;

•
the acquisition is likely to increase the net offering proceeds from this offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	the prospectus for this offering disclosed the likelihood that we would exceed our charter’s leverage guidelines during the early stages of the offering.
During the year ended December 31, 2011, we made $13.4 million of principal payments on our notes payable, which reduced our total liabilities to 69% of the cost (before depreciation or other non-cash reserves) of our tangible assets as of December 31, 2011.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.
Cash Flows from Operating Activities
We commenced operations with the acquisition of our first apartment complex on October 26, 2010. As of December 31, 2011, we owned one apartment complex. During the year ended December 31, 2011, net cash used in operating activities was $1.8 million. We expect that our cash flows from operating activities will increase in future years as a result of anticipated future acquisitions of real estate and the related operations from those real estate acquisitions.
Cash Flows from Investing Activities
Net cash used in investing activities was $0.6 million for the year ended December 31, 2011 relating to improvements to real estate.

Cash Flows from Financing Activities
Net cash provided by financing activities was $22.4 million for the year ended December 31, 2011 and consisted primarily of the following:

•	$36.4 million of cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $6.5 million;

•	$13.4 million of principal payments on our unsecured note payable due to affiliates and mortgage note payable; and

•	$0.6 million of net cash distributions, after giving effect to dividends reinvested by stockholders of $0.4 million.
Contractual Commitments and Contingencies
In order to execute our investment strategy, in addition to proceeds from our offering, we primarily utilize secured debt, and, to the extent available, may utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinance and interest rate risks, are properly balanced with the benefit of using leverage. We may elect to obtain financing subsequent to the acquisition date on future real estate acquisitions and initially acquire investments without debt financing. Once we have fully invested the proceeds of this offering, we expect our debt financing and other liabilities to be between 50% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. From time to time, our debt financing and other liabilities may be below 50% of the cost of our tangible assets due to the lack of availability of debt financing or repayment of debt. As of December 31, 2011, our total liabilities were approximately 69% of the cost (before depreciation or other noncash reserves) of our tangible assets.
In addition to using our capital resources for investing purposes and meeting our debt obligations, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. However, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and organization and other offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of real estate and real estate-related investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement is in effect through January 25, 2013 and has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.
The following is a summary of our contractual obligations as of December 31, 2011 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2012	2013-2014	2015-2016	Thereafter
Outstanding debt obligations (1)	$23,682	$1,459	$976	$1,051	$20,196
Interest payments on outstanding debt obligations (2)	4,144	841	1,597	1,524	182
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2011. We incurred interest expense of $1.2 million excluding amortization of deferred financing costs and premium on notes payable of $0.1 million, for the year ended December 31, 2011.
Results of Operations
Our results of operations for the year ended December 31, 2011 are not indicative of those expected in future periods as we broke escrow in this offering on December 9, 2010 and as of December 31, 2011 had not yet met our capital raise or investment goals. We have not yet invested all of the proceeds from our offering received to date and expect to continue to raise additional capital and make future acquisitions, which would have a significant impact on our future results of operations. We commenced real estate operations on October 26, 2010 after making our first investment. During the period from inception (July 31, 2009) to December 31, 2009, we had been formed but had not yet commenced operations, as we had not yet begun this offering. As a result, we had no material results of operations for that period.
As of December 31, 2011, we owned one apartment complex. We expect that rental income, depreciation expense, amortization expense, operating expenses, asset management fees, interest expense and net income will each increase in future periods as a result of anticipated future acquisitions of apartment communities.

For the years ended December 31, 2011 and 2010, total revenues, all of which were generated from our one real estate investment, were $5.4 million and $0.9 million, respectively. Total expenses directly related to our real estate investment during the year ended December 31, 2011 were $6.1 million, consisting of $1.5 million in property operating costs, $1.0 million of real estate taxes and insurance, $0.4 million of asset management fees, $1.9 million of depreciation and amortization and $1.3 million of interest expense. Total expenses directly related to our real estate investment during the year ended December 31, 2010 were $2.3 million, consisting of $0.3 million in property operating costs, $0.2 million of real estate taxes and insurance, $0.1 million of asset management fees, $0.7 million of depreciation and amortization, $0.4 million of interest expense and real estate acquisition fees and expenses of $0.6 million.
General and administrative expenses for the years ended December 31, 2011 and 2010 totaled $1.4 million and $0.7 million, respectively. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs. We expect general and administrative costs to increase in the future due to increased activity as we make real estate investments but to decrease as a percentage of total revenue.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with this offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. As of December 31, 2011, selling commissions, dealer manager fees, and organization and other offering costs were 15% of the gross offering proceeds. Through December 31, 2011, we had sold 4,687,212 shares for gross offering proceeds of $46.6 million, including 36,849 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $0.4 million, and recorded selling commissions and dealer manager fees of $4.2 million and organization and other offering costs of $2.8 million.
Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trust (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the years ended December 31, 2011 and 2010 (in thousands):

	For the Years Ended December 31,
	2011	2010
Net loss	$(2,093)	$(2,054)
Depreciation of real estate assets	858	207
Amortization of lease-related costs	1,032	552
FFO	$(203)	$(1,295)
Set forth below is additional information related to certain items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.
Significant Items Included in Net Loss:

•	Acquisition fees and expenses related to the purchase of real estate of approximately $0.6 million for the year ended December 31, 2010:

•	Interest expense from the amortization of deferred financing costs related to notes payable of approximately $149,000 and $61,000 for the years ended December 31, 2011 and 2010, respectively; and

•	Interest expense from the amortization of the premium on notes payable of $(75,000) and $(19,000) for the years ended December 31, 2011 and 2010, respectively.
FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs. For the year ended December 31, 2011, our negative FFO was due to limited operations as we owned only one real estate investment. We expect FFO to improve as we continue to grow.
Distributions
Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flows from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows during 2011 (in thousands, except per share amounts):

			Distributions Paid (3)				Source of Distributions Paid
	Distributions Declared (1)	Distributions Declared Per Share (1) (2)				Cash Flows From (Used in) Operating Activities	Amount Paid from Cash Flows From Operating Activities/ Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
Period			Cash	Reinvested	Total
First Quarter 2011	$79	$0.160	33	20	53	(302)	$—	0%	$53	100%
Second Quarter 2011	177	0.162	97	48	145	156	—	0%	145	100%
Third Quarter 2011	300	0.164	159	90	249	(476)	—	0%	249	100%
Fourth Quarter 2011	571	0.164	264	192	456	(1,223)	—	0%	456	100%
	$1,127	$0.650	553	350	903	(1,845)	$—	0%	$903	100%
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(1) Distributions for the period from January 1, 2011 through December 31, 2011 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.
(2) Assumes shares were issued and outstanding each day during the periods presented.
(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following month end.
For the year ended December 31, 2011, we paid aggregate distributions of $0.9 million, including $0.5 million of distributions paid in cash and $0.4 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2011 was $203,000 and cash flow used in operations was $(1.8) million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with prior year debt financing. All non-operating expenses (including general and administrative expenses), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement. See the reconciliation of FFO to net income (loss) above.

From inception through December 31, 2011, we declared aggregate distributions of $1.1 million and our cumulative net loss during the same period was $4.1 million.
Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in the prospectus and in this supplement. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.
Critical Accounting Policies
Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Revenue Recognition
We lease apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.
We will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether our receivable is subject to future subordination, and the degree of our continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.
Other income, including interest earned on the Company’s cash, are recognized as it is earned.
Real Estate
Depreciation and Amortization
Investments in real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. We consider the period of future benefit of an asset to determine its appropriate useful life.
Intangible assets related to in-place leases are amortized to expense over the average remaining non‑cancelable terms of the respective in-place leases.
Development Costs
We will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.
Real Estate Acquisition Valuation
We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value are amortized to expense over the average remaining non‑cancelable terms of the respective in-place leases.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.
We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in place leases, measured over a period equal to the remaining non‑cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
Impairment of Real Estate and Related Intangible Assets and Liabilities
We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we will assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the years ended December 31, 2011 and 2010.
Fair Value Measurements
Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long‑lived assets). Fair value, as defined under GAAP, is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we will utilize quoted market prices from independent third‑party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.
Income Taxes
We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.
Experts
The consolidated balance sheets of KBS Legacy Partners Apartment REIT, Inc. as of December 31, 2011 and 2010, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2011 and 2010 and for the period from July 31, 2009 (Inception) to December 31, 2009, and the accompanying financial statement schedule, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2010 and for the Period from July 31, 2009 (Inception) to December 31, 2009	F-4
Consolidated Statements of Stockholders’ Equity for the Period from July 31, 2009 (Inception) to December 31, 2009 and for the Years Ended December 31, 2011 and 2010	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011 and 2010 and for the Period from July 31, 2009 (Inception) to December 31, 2009	F-6
Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule
Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization	F-20

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
KBS Legacy Partners Apartment REIT, Inc.

We have audited the accompanying consolidated balance sheets of KBS Legacy Partners Apartment REIT, Inc. (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2011 and 2010 and for the period from July 31, 2009 (Inception) to December 31, 2009. Our audits also included the financial statement schedule in Item 15(a), Schedule III — Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Legacy Partners Apartment REIT, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years ended December 31, 2011 and 2010 and for the period from July 31, 2009 (Inception) to December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 12, 2012

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2011	2010
Assets
Real estate:
Land	$4,838	$4,838
Buildings and improvements	30,819	30,224
Tenant origination and absorption costs	1,584	1,584
Total real estate, cost	37,241	36,646
Less accumulated depreciation and amortization	(2,649)	(759)
Total real estate, net	34,592	35,887
Cash and cash equivalents	23,072	3,125
Restricted cash	1,143	987
Deferred financing costs, prepaid expenses and other assets	1,714	377
Total assets	$60,521	$40,376
Liabilities and stockholders’ equity
Notes payable:
Mortgage note payable, net	$23,077	$23,592
Unsecured note payable due to affiliate	1,000	14,000
Total notes payable, net	24,077	37,592
Accounts payable and accrued liabilities	1,396	1,289
Due to affiliates	36	312
Distributions payable	234	10
Other liabilities	247	133
Total liabilities	25,990	39,336
Commitments and contingencies (Note 8)
Redeemable common stock	350	—
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 4,707,212 and 367,447 shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	47	4
Additional paid-in capital	39,419	3,101
Cumulative distributions and net losses	(5,285)	(2,065)
Total stockholders’ equity	34,181	1,040
Total liabilities and stockholders’ equity	$60,521	$40,376

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,		For the Period from July 31, 2009 (Inception) to December 31, 2009
	2011	2010
Revenues:
Rental income	$5,372	$928	$—
Total revenues	5,372	928	—
Expenses:
Operating, maintenance, and management	1,503	271	—
Real estate taxes and insurance	985	209	—
Asset management fees to affiliate	362	67	—
Real estate acquisition fees and expenses	23	248	—
Real estate acquisition fees and expenses to affiliate	—	366	—
General and administrative expenses	1,384	702	1
Depreciation and amortization	1,890	759	—
Interest expense	1,323	360	—
Total expenses	7,470	2,982	1
Other income:
Other interest income	5	—	—
Net loss	$(2,093)	$(2,054)	$(1)
Net loss per common share, basic and diluted	$(1.21)	$(50.02)	$(0.05)
Weighted-average number of common shares outstanding, basic and diluted	1,734,410	41,063	20,000
Distributions declared per common share	$0.650	$0.028	$—

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Loss	Total Stockholders’ Equity
	Shares	Amounts
Balance, July 31, 2009 (Inception)	—	$—	$—	$—	$—
Issuance of common stock	20,000	1	199	—	200
Net loss	—	—	—	(1)	(1)
Balance, December 31, 2009	20,000	$1	$199	$(1)	$199
Issuance of common stock	347,447	3	3,414	—	3,417
Distributions declared	—	—	—	(10)	(10)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(272)	—	(272)
Other offering costs to affiliates	—	—	(240)	—	(240)
Net loss	—	—	—	(2,054)	(2,054)
Balance, December 31, 2010	367,447	$4	$3,101	$(2,065)	$1,040
Issuance of common stock	4,339,765	43	43,147	—	43,190
Transfers to redeemable common stock	—	—	(350)	—	(350)
Distributions declared	—	—	—	(1,127)	(1,127)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(3,896)	—	(3,896)
Other offering costs to affiliates	—	—	(2,583)	—	(2,583)
Net loss	—	—	—	(2,093)	(2,093)
Balance, December 31, 2011	4,707,212	$47	$39,419	$(5,285)	$34,181

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		For the Period from July 31, 2009 (Inception) to December 31, 2009
	2011	2010
Cash Flows from Operating Activities:
Net loss	$(2,093)	$(2,054)	$(1)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,890	759	—
Bad debt expense	14	2	—
Amortization of premium on notes payable	(75)	(19)	—
Amortization of deferred financing costs	149	61	—
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	(156)	(987)	—
Prepaid expenses and other assets	(1,490)	(29)	—
Accounts payable and accrued liabilities	107	1,289	—
Due to affiliates	(305)	305	—
Other liabilities	114	133	—
Net cash used in operating activities	(1,845)	(540)	(1)
Cash Flows from Investing Activities:
Acquisitions of real estate	—	(12,907)	—
Improvements to real estate	(595)	(58)	—
Net cash used in investing activities	(595)	(12,965)	—
Cash Flows from Financing Activities:
Principal payments on unsecured note payable due to affiliate	(13,000)	—	—
Principal payments on mortgage note payable	(440)	(70)	—
Proceeds from unsecured note payable due to affiliate	—	14,000	—
Payments of deferred financing costs	(10)	(410)	—
Proceeds from issuance of common stock	42,840	3,417	200
Payments of commissions on stock sales and related dealer manager fees	(3,896)	(273)	—
Payments of other offering costs to affiliates	(2,554)	(233)	—
Distributions paid	(553)	—	—
Net cash provided by financing activities	22,387	16,431	200
Net increase in cash and cash equivalents	19,947	2,926	199
Cash and cash equivalents, beginning of period	3,125	199	—
Cash and cash equivalents, end of period	$23,072	$3,125	$199
Supplemental Disclosure of Cash Flow Information:
Interest paid	$1,008	$244	$—
Supplemental Disclosure of Noncash Transactions:
Mortgage debt assumed on real estate acquisition at fair value	$—	$23,681	$—
Increase in other offering costs due to affiliates	$29	$7	$—
Increase in distributions payable	$224	$10	$—
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$350	$—	$—

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

1.	ORGANIZATION
KBS Legacy Partners Apartment REIT, Inc. (the “Company”) was formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. Substantially all of the Company’s business is conducted through KBS Legacy Partners Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on August 4, 2009. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS Legacy Partners Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on August 4, 2009, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company originally entered into with the Advisor on January 25, 2010 and renewed for an additional one-year term on January 25, 2012 (the “Advisory Agreement”).
On August 7, 2009, the Company issued 20,000 shares of its common stock to KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), an affiliate of the Company, at a purchase price of $10.00 per share. As of December 31, 2011, the Sub-Advisor owns 20,000 shares of common stock of the Company.
The Company expects to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. The Company expects that its portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. The Company may make its investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2011, the Company owned one apartment complex.
On August 19, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares (the “Minimum Number of Shares”) and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 80,000,000 shares would be offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on March 12, 2010, and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated on August 9, 2011 (the “Dealer Manager Agreement”). The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Offering.
As of December 31, 2011, the Company had sold 4,687,212 shares of common stock in the Offering for gross offering proceeds of $46.6 million, including 36,849 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $0.4 million.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company, REIT Holdings and the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Revenue Recognition
The Company leases apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is reasonably assured.
The Company will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether the receivable of the Company is subject to future subordination, and the degree of the Company’s continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.
Other income, including interest earned on the Company’s cash, is recognized as it is earned.
Real Estate
Depreciation and Amortization
Real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. The Company considers the period of future benefit of an asset to determine its appropriate useful life.
Intangible assets related to in-place leases are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.
Development Costs
The Company will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.
Real Estate Acquisition Valuation
The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date will be expensed in periods subsequent to the acquisition date.
Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in‑place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.
The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions, such as market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company will assess the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2011 and 2010.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There are no restrictions on the use of the Company’s cash and cash equivalents as of December 31, 2011.
The Company’s cash and cash equivalent balance exceeds federally insurable limits as of December 31, 2011. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.
Restricted Cash
Restricted cash relates to a lender property tax impound reserve account on the Company’s real estate investment.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Fair Value Measurements
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, the Company will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Dividend Reinvestment Plan
The Company has adopted a dividend reinvestment plan (the “DRP”) through which future common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the dividend reinvestment plan will be priced at the estimated value per share of the Company’s common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities — whether through the Offering or follow-on public offerings — and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days’ notice to participants.
Redeemable Common Stock
The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.
There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•
Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held his or her shares for one year.

•
During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted‑average number of shares outstanding during the prior calendar year.

•
The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, the Company will initially redeem shares as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.
Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of its common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share upon completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities — whether through the primary offering or a follow-on public offering — and has not done so for up to 18 months. “Public equity offering” for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.
The Company will record amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company will present the net proceeds from the current year dividend reinvestment plan as redeemable common stock in its accompanying consolidated balance sheets.
The Company will classify as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares will be contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values. During the year ended December 31, 2011, the Company did not redeem any shares pursuant to the share redemption program because the Company did not receive any requests to have shares redeemed. Additionally, during the year ended December 31, 2010, the Company did not issue any shares under the dividend reinvestment plan, and accordingly, had no funds available for redemption under the share redemption program. Effective January 2012, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2011, the Company has $0.4 million available for redemption in 2012.
Related Party Transactions
Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.
The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2011.
Organization and Offering Costs
Certain organization and offering costs (other than selling commissions and dealer manager fees) of the Company are paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These organization and other offering costs include all expenses to be paid by the Company in connection with the Offering. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, the Company is only liable for these costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Offering.
Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor, the Dealer Manager or their affiliates from the gross proceeds of the Offering. The Company expects the Advisor to continue to incur organization and other offering costs on its behalf.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Selling Commissions and Dealer Manager Fees
The Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.
Acquisition Advisory Fee
The Company pays the Advisor an acquisition advisory fee equal to 1% of the cost of investments acquired, including any acquisition expenses and any debt attributable to such investments.
Asset Management Fee
With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one twelfth of 1.0% of the amount paid to fund the acquisition, development, construction or improvement of the investment, inclusive of acquisition expenses related thereto (but excluding any acquisition fees related thereto). The amount paid includes any portion of the investment that was debt financed. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company’s proportionate share of the underlying investment.
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.
The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2011 and 2010. As of December 31, 2011, returns for calendar year 2010 remain subject to examination by major tax jurisdiction.
Segments
The Company has invested in one apartment complex. Substantially all of the Company’s revenue and net loss is from real estate, and therefore, the Company currently operates in one business segment.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2011 and 2010.
Distributions declared per common share assumes each share was issued and outstanding each day during the year ended December 31, 2011 and each day during the period from December 16, 2010 through December 31, 2010. For the year ended December 31, 2011 and the period from December 16, 2010 through December 31, 2010, distributions were based on daily record dates and calculated at a rate of $0.00178082 per share per day. Each day during the period from December 16, 2010 through December 31, 2011 was a record date for distributions. No day during the period from January 1, 2010 through December 15, 2010 was a record date for distributions.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

Square Footage, Occupancy and Other Measures
Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.
Recently Issued Accounting Standards Updates
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU No. 2011-04”). ASU No. 2011-04 updates and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of ASU No. 2011-04 will have a material impact to its consolidated financial statements.

3.	REAL ESTATE
As of December 31, 2011, the Company owned one apartment complex, containing 504 units and encompassing 453,178 rentable square feet, which was 96% occupied. The following table provides summary information regarding this real estate property (in thousands):

Property Name	Date Acquired	Location	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Legacy at Valley Ranch	10/26/2010	Irving, Texas	Apartment	$4,838	$30,819	$1,584	$37,241	$(2,649)	$34,592

4.	NOTES PAYABLE
As of December 31, 2011 and 2010, the Company’s notes payable, consisted of the following (dollars in thousands):

	Principal as of December 31, 2011	Principal as of December 31, 2010	Contractual Interest Rate as of December 31, 2011 (1)	Payment Type	Interest Rate at December 31, 2011 (1)	Maturity Date (2)
Mortgage Note Payable
Legacy at Valley Ranch Mortgage Loan	$22,682	$23,122	(4)	Principal & Interest	3.6%	2/1/2017
Premium on notes payable, net (3)	395	470
Mortgage note payable, net	23,077	23,592
Unsecured Note Payable Due to Affiliate
Advisor Bridge Loan	1,000	14,000	6.0%	(5)	6.0%	3/25/2012
Total Notes Payable, net	$24,077	$37,592
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2011. Interest rate is calculated as the actual interest rate in effect at December 31, 2011, using market interest rate indices at December 31, 2011, where applicable.
(2) Represents the initial maturity date or the maturity date as extended as of December 31, 2011.
(3) Represents unamortized premium on notes payable due to an above-market interest rate when the note was assumed. The premium is amortized to interest expense over the remaining life of the loan using the interest method.
(4) The interest rate under this loan is calculated at a variable rate of 362 basis points over one-month Freddie Mac Reference Bills index rate, but at no point shall the interest rate be more than 7.25%.
(5) Principal and interest are payable at the maturity of this note. As of December 31, 2011, the Company had no accrued interest payable in connection with this note.
During the years ended December 31, 2011 and 2010, the Company incurred $1.3 million and $0.4 million of interest expense, respectively, which included $0.1 million and $0.1 million of amortization of deferred financing costs, respectively. As of December 31, 2011, $0.1 million of interest expense was payable.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

The following is a schedule of maturities for the Company’s notes payable outstanding as of December 31, 2011 (in thousands):

Current and Fully Extended Maturity (1)
2012	$1,000
2013 through 2016	—
Thereafter	22,682
$23,682
_____________________
(1) Represents the maturities of all notes payable outstanding as of December 31, 2011 as there are no extension options available per the terms of the loan agreements.
Certain of the Company’s notes payable contain non-financial debt covenants. As of December 31, 2011, the Company was in compliance with all debt covenants.

5.	FAIR VALUE DISCLOSURES
The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. See Note 2, “Summary of Significant Accounting Policies.” The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Notes payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.
The following were the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011			December 31, 2010
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial liabilities:
Notes payable (1)	$22,682	$23,077	$23,136	$23,122	$23,592	$23,592
_____________________
(1) Amounts do not include unsecured notes payable due to affiliate as it is not practicable to estimate the fair value due to its related party nature.
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at December 31, 2011 and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

6.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement, with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of proceeds from the Offering in real estate related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company (as discussed in Note, “Summary of Significant Accounting Policies”) and certain costs incurred by the Advisor in providing services to the Company.
Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2011 and 2010, respectively, and any related amounts payable as of December 31, 2011 and 2010 (in thousands):

	Incurred		Payable as of
	2011	2010	2011	2010
Expensed
Asset management fees	$362	$67	$—	$—
Reimbursable operating expenses (1)	60	371	—	149
Acquisition fees on real properties	—	366	—	—
Related party interest expense (2)	401	156	—	156
Additional Paid-in Capital
Selling commissions	2,609	170	—	—
Dealer manager fees	1,287	102	—	—
Reimbursable other offering costs	2,583	240	36	7
Capitalized
Origination fees on unsecured note payable due to affiliate	—	140	—	—
	$7,302	$1,612	$36	$312
_____________________
(1) In addition, our Advisor may seek reimbursement for employee costs under the Advisory Agreement. Beginning July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These were the only employee costs reimbursable under the Advisory Agreement through December 31, 2011. The Company will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.
(2) Related party interest expense relates to the Advisor Bridge Loan. See note 4, “Notes Payable.”
From inception through December 31, 2011, the Advisor has incurred organization and offering costs on behalf of the Company of approximately $4.3 million. The Company will be liable for such costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Offering. Through December 31, 2011, the Company has recognized and paid $4.2 million in selling commissions and dealer manager fees and recognized $2.8 million of other organization and offering expenses, of which $2.8 million has been reimbursed or was reimbursable to the Advisor, as of December 31, 2011.  As of December 31, 2011, the Company’s selling commissions, dealer manager fees, and organization and other offering costs were 15% of the gross offering proceeds.
As discussed in note 4, “Notes Payable,” the Company, as of December 31, 2011 and 2010, had $1.0 million and $14.0 million, respectively, outstanding under the Advisor Bridge Loan.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

7.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010 (in thousands, except per share amounts):

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,301	$1,330	$1,356	$1,385
Net loss	$(1,158)	$(584)	$(141)	$(210)
Net loss per common share, basic and diluted	$(2.35)	$(0.54)	$(0.08)	$(0.06)
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$—	$928
Net loss	$(2)	$(2)	$(2)	$(2,048)
Net loss per common share, basic and diluted	$(0.09)	$(0.09)	$(0.09)	$(19.78)
Distributions declared per common share (1)	$—	$—	$—	$0.028
_____________________
(1) Distributions declared per common shares assumes each share was issued and outstanding each day during the respective quarterly period from January 1, 2011 through December 31, 2011 and during the period from December 16, 2010 through December 31, 2010. Each day during the period from December 16, 2010 through December 31, 2011 was a record date for distributions.

8.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor, the Sub-Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares in its ongoing initial public offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s property, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.
Legal Matters
From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

9.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of Offering
The Company commenced its Offering on March 12, 2010. As of March 6, 2012, the Company had sold 6,024,554 shares of common stock in the Offering for gross offering proceeds of $60.0 million, including 59,897 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $0.6 million.
Distributions Paid
On January 13, 2012, the Company paid distributions of $0.2 million, which related to distributions declared for each day in the period from December 1, 2011 through December 31, 2011. On February 15, 2012, the Company paid distributions of $0.3 million, which related to distributions declared for each day in the period from January 1, 2012 through January 31, 2012.
Distributions Declared
On January 19, 2012, the Company’s board of directors declared distributions based on daily record dates for the period from February 1, 2012 through February 28, 2012, which the Company expects to pay in March 2012, and distributions based on daily record dates for the period from March 1, 2012 through March 31, 2012, which the Company expects pay in April 2012. On March 8, 2012, the Company’s board of directors declared distributions based on daily record dates for the period from April 1, 2012 through April 30, 2012, which the Company expects to pay in May 2012, and distributions based on daily record dates for the period from May 1, 2012 through May 31, 2012, which the Company expects to pay in June 2012. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.
Investments and Financings Subsequent to December 31, 2011
Acquisition of Poplar Creek
On February 9, 2012, the Company, through an indirect wholly owned subsidiary, KBS Legacy Partners Poplar LLC (the “Poplar Creek Owner”), purchased an apartment complex, containing 196 units located on approximately 12.8 acres of land in Schaumburg, Illinois (“Poplar Creek”). The seller is not affiliated with the Company or the Advisor. The purchase price of Poplar Creek was $27.2 million plus closing costs. The Company funded the acquisition of Poplar Creek with proceeds from the Poplar Creek Mortgage Loan (defined below) in the amount of $20.4 million and proceeds from the Offering.
Poplar Creek is located in the northwest Chicago suburb of Schaumburg, Illinois and consists of 196 apartment units, encompassing 178,490 rentable square feet. At acquisition, Poplar Creek was 95% occupied.
Financing of Poplar Creek
On February 9, 2012, in connection with the acquisition of Poplar Creek, the Poplar Creek Owner entered into a seven‑year multifamily note with CBRE Capital Markets, Inc. (the “Lender”) for borrowings of $20.4 million secured by Poplar Creek (the “Poplar Creek Mortgage Loan”).  The Poplar Creek Mortgage Loan matures on March 1, 2019 and bears interest at a fixed rate of 4.0%. Monthly payments are initially interest-only.  Beginning on April 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Company has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium unless the loan is securitized, in which case, the loan cannot be prepaid until six months prior to maturity, but is defeasible subject to certain conditions. The loan is fully assumable by a subsequent purchaser of Poplar Creek.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2011

KBS Legacy Partners Properties LLC (“KBSLPP”), an indirect wholly owned subsidiary of the Company, is providing a limited guaranty of the Poplar Creek Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Poplar Creek Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Poplar Creek Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Poplar Creek Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Poplar Creek Owner under the Poplar Creek Mortgage Loan.
Purchase Agreement for The Residence at Waterstone
On February 16, 2012, KBS Legacy Partners Apartment REIT, Inc. (the “Company”), through an indirect wholly owned subsidiary, KBS Legacy Partners Pikesville LLC (the “Pikesville Owner”), entered into a purchase and sale agreement to purchase an apartment complex, containing 255 apartment units located on approximately 25.2 acres of land in Pikesville, Maryland (“The Residence at Waterstone”).  The seller is not affiliated with the Company or its advisors.  The purchase price of The Residence at Waterstone is approximately $65.0 million plus closing costs.  In connection with the purchase and sale agreement, the Company made an initial deposit of $500,000 on February 17, 2012.  On March 19, 2012, the Company will be required to make an additional deposit of $1.5 million under the purchase and sale agreement.  Pursuant to the purchase and sale agreement, the Pikesville Owner would be obligated to purchase The Residence at Waterstone only after satisfaction of agreed upon closing conditions.  There can be no assurance that the Pikesville Owner will complete the acquisition. In some circumstances, if the Company fails to complete the acquisition without legal excuse, it may forfeit up to $2.0 million of earnest money.
The Residence at Waterstone is located in the northwest Baltimore suburb of Pikesville, Maryland and consists of 255 apartment units, encompassing 370,436 rentable square feet. The Residence at Waterstone is currently 96% leased.
Refinance of the Valley Ranch Mortgage Loan
On March 7, 2012, in connection with the refinancing of its existing financing, the Company, through an indirect wholly owned subsidiary, KBS Legacy Partners Dakota Hill LLC (the “Valley Ranch Owner”), entered into a seven‑year multifamily note with CBRE Capital Markets, Inc. (the “Lender”) for borrowings of $32.5 million secured by Legacy at Valley Ranch (the “Valley Ranch Mortgage Loan”).  The Valley Ranch Mortgage Loan matures on April 1, 2019 and bears interest at a fixed rate of 3.93%. Monthly payments are initially interest-only.  Beginning on May 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Company has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium unless the loan is securitized, in which case, the loan cannot be prepaid until six months prior to maturity, but is defeasible subject to certain conditions. The loan is fully assumable by a subsequent purchaser of Legacy at Valley Ranch.  The Company used the proceeds from the Valley Ranch Mortgage Loan to repay in full an existing mortgage loan secured by Legacy at Valley Ranch with an outstanding principal balance of $22.6 million and to further enhance its liquidity.
KBSLPP is providing a limited guaranty of the Valley Ranch Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Valley Ranch Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Valley Ranch Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Valley Ranch Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Valley Ranch Owner under the Valley Ranch Mortgage Loan.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2011
(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Legacy at Valley Ranch	Irving, TX	100%	$22,682	$4,838	$31,750	$36,588	$653	$4,838	$32,403	$37,241	$(2,649)	1999	10/26/2010
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(1) Building and improvements include tenant origination and absorption costs.
(2) The aggregate cost of real estate for federal income tax purposes was $36.5 million as of December 31, 2011.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2011
(dollar amounts in thousands)

	2011	2010
Real Estate:
Balance at the beginning of the year	$36,646	$—
Acquisitions	—	36,588
Improvements	595	58
Balance at the end of the year	$37,241	$36,646
Accumulated depreciation:
Balance at the beginning of the year	$759	$—
Depreciation expense	1,890	759
Balance at the end of the year	$2,649	$759